ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 13, 2015

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) AlphaClone Alternative Alpha ETF (the “Fund”) File Nos. 333-179562 and 811-22668

Dear Ms. Hatch:

This correspondence is in response to the comment the Trust received from you on February 26, 2015 with respect to the March 31, 2014 financial statements filed on Form N-CSR on June 6, 2014 for the Fund. For your convenience, your comment has been reproduced with the Trust’s response following the comment.

Comment 1.
Please confirm whether expenses related to dividends paid out on short positions and interest on borrowings are paid for by the Fund or by the Adviser under the Investment Advisory Agreement, and please clarify such detail in the next update to the Fund’s registration statement and the notes to the Fund’s next financial statements.

Response:
The Trust confirms on behalf of the Fund that, should the Fund engage in short selling, expenses related to dividends paid out on short positions and interest on borrowings would be paid for by the Fund and not by the Adviser. As of the date of this correspondence, the Fund has not engaged in any short sale transactions. The Trust will clarify the disclosure related to this point in the next amendment to the Fund’s registration statement, expected to be effective  on or about July 31, 2015, and the notes to the Fund’s March 31, 2015 financial statements in the Fund’s next annual report to shareholders.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the financial statements filed on Form N-CSR. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the financial statements filed on Form N-CSR may not foreclose the Securities and Exchange Commission from taking any action with respect to the Trust’s financial statements. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary